Via EDGAR

November 7, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Larry Spirgel, Assistant Director

RE:         RELM Wireless Corporation
Form 10-K for fiscal year Ended December 31, 2011; Filed March 6, 2012
Form 10-Q for the quarter ended June 30, 2012 as amended; Filed August 8, 2012
File No. 001-32644

Dear Mr. Spirgel:

We are in receipt of the letter dated November 2, 2012 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding our above-referenced filings.  Set forth below are the responses of RELM Wireless Corporation (“we”, “us”, “RELM” or the “Company”) to your comments.  We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment.

Form 10-K for the fiscal year Ended December 31, 2011

1.	Please revise the cover page of your document and subsequent Exchange Act forms to report under the correct file number which is 001-32644.

Response:  All future Form 10-K filings and other Exchange Act filings will reflect 001-32644 as the correct file number.

Form 10-Q for the quarter ended June 30, 2012

Net Sales, page 12

2.
Per your disclosure, you received your first order under the previously announced $3 billion Tactical Communications (TacCom) contract issued by the U.S. Department of Homeland Security.  Further, RELM is one of only three companies designated by the contract as a qualified small business supplier for subscriber equipment.  In future filings, please clarify to disclose the contract type, the total number of companies selected for the contract, whether you are considered a prime contractor or subcontractor, and how you become eligible for task orders as they are awarded.

United Stated Securities and Exchange Commission
Division of Corporate Finance
November 7, 2012

Response:  All future filings that contain disclosure regarding this contract and related task orders will include the following information:

●
The contract does not specify or guarantee awards to any of the companies included in the contract.  Accordingly the contract type is designated as “Multiple Award Indefinite Delivery Indefinite Quantity (IDIQ).”

●	Thirty-two companies were selected for the contract covering five technical categories.

●	The Company is considered a prime contractor.

●	Companies selected for the contract, including RELM, are to be notified of upcoming equipment procurements. In response, companies may compete for the award of a task order by submitting a proposal. A task order will be awarded by the procuring agency, and all companies submitting a proposal will be notified of the award.

3.
Additionally, please tell us the value of the contract set aside for qualified small business suppliers, how you are assured a portion of the equipment procurements made under the contract, if at all, the maximum or minimum value of task orders that you expect to receive under the contract, and whether funding is reasonably assured.

Response:  No specific amount of the contract set aside for qualified small business has been established by the U.S. Department of Homeland Security.  Neither RELM nor any other company selected for the contract is assured a portion of the equipment procurements made under the contract.  Furthermore, U.S. governmental agencies that may use the contract are not obligated to make any procurements at all.  Accordingly, the maximum and minimum value of task orders that we expect to receive under the contract, and the availability of funding, are not known.

In addition, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

●	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United Stated Securities and Exchange Commission
Division of Corporate Finance
November 7, 2012

We appreciate your review of our filings. If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 321-984-1414.

Very truly yours,

RELM Wireless Corporation

/s/ William P. Kelly
Executive Vice President
and Chief Financial Officer